

BRITISH AMERICAN TOBACCO

BAT Industries

GC/KC/1000210789

03029010

17 July 2003

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA


FILE No.
82 • 33


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C. 188 SECTION

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange yesterday.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: British American Tobacco to acquire Italian state tobacco company



BRITISH AMERICAN
TOBACCO

www.bat.com

news release



FILE No.
82 • 33

For immediate release: 16 July 2003

British American Tobacco to acquire Italian state tobacco company

British American Tobacco today agreed to acquire ETI - Ente Tabacchi Italiani S.p.A., Italy's state tobacco company, for €2.32 billion (£1.6 billion).

The important acquisition will elevate British American Tobacco to the number two position in Italy, the second largest tobacco market in the European Union.

The scale of the enlarged operations will bring significant opportunities to compete and grow ETI's local brands and British American Tobacco's international brands.

Martin Broughton, Chairman of British American Tobacco, said: "This strategically important investment will transform our presence in one of Europe's largest tobacco markets.

"The price we are paying is higher than the market has been expecting but it reflects the detailed financial information we have received, the discussions we have had with ETI's management and our view of the long term prospects for the business and synergies that can be achieved. We got a good deal at a fair price."

He added: "ETI's management has done an excellent job in revitalising the company. We look forward to a long and very successful relationship with ETI's employees, its customers, tobacco growers, other suppliers and the Italian Government."

ETI sold more than 26 billion cigarettes in 2002 - about 26% of the market - including well-known brands MS and Sax. It also has almost 40% of the country's cigar sales. The company employs more than 2,100 people and owns five cigarette and two cigar factories.

ETI, through its subsidiary Etinera, is also responsible for the distribution of most tobacco companies' products to Italy's 58,000 tobacconist shops. British American Tobacco is committed to maintaining the neutrality of Etinera from the manufacturing and marketing business. However, its valuation of ETI does not rely on other manufacturers continuing to use Etinera.

In the year to 30 September 2003, ETI is expected to report operating profit (EBITDA) of €190 million on revenues of €669 million, up 31% from €145 million in 2002. The increase reflects savings which have already been achieved through a restructuring programme involving factory closures and redundancies, and new cigarette prices from April 2003. At 31 March 2003, ETI's net assets were €114 million and it had net cash of €86 million.

British American Tobacco believes there will be scope for reducing the combined overhead base of its enlarged Italian operations and for cost savings from its greater purchasing scale. In total, these are expected to amount to approximately €35 million per annum achieved in full by 2007.

more/

The privatisation agreement between ETI management and trade unions, which prohibits further factory closures and compulsory redundancies for three years, will be honoured.

The acquisition, which will be funded from existing company resources, is expected to be immediately earnings enhancing, before the amortisation of goodwill.

British American Tobacco will acquire ETI in conjunction with the FB Group, headed by Franco Bernabè, and Axiter S.p.A., a company owned by Confcommercio, Italy's largest trade organisation.

The company acquiring ETI is the Italian-incorporated Britannica Italiana Tabacchi S.p.A. owned by British American Tobacco Italy Limited (98%) and British American Tobacco International Holdings (UK) Limited (2%). British American Tobacco holds all the ordinary shares in both these companies. Axiter S.p.A. and FB Group hold non-voting shares in British American Tobacco Italy Limited which may be acquired by British American Tobacco under put and call options after three years.

Completion of the transaction is subject to approval by the European Commission.

Contacts

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Sarah Corbey
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519

Notes to editors

- An interview with Martin Broughton is available in video, audio and text on www.bat.com or www.cantos.com

- Italy is the European Union's second largest cigarette market by volume with some 103 billion cigarettes sold in 2002. Around 26% of adults smoke. A packet of 20 Sax costs €2.20, Pall Mall €2.20, MS €2.50, Lucky Strike €3.00, Rothmans €3.30 and Dunhill €3.50.

- The recent restructuring by ETI saw employee numbers reduced from more than 7,000 in 2000 to approximately 2,100 and the closure of 10 factories. The remaining five cigarette factories are in Lecce, Bologna, Rovereto, Chiaravalle and Scafati. The cigar factories are in Lucca and Cava dei Tirreni.

- British American Tobacco is the world's most international tobacco group and the second largest stock market-listed tobacco group by global market share. It currently has 85 factories in 66 countries and in 2002 sold 777 billion cigarettes. Including associated companies, the Group employs more than 85,000 people world-wide. Its headquarters are in London.

  It has a global market share of almost 15 per cent and more than 300 brands including international brands such as Lucky Strike, Kent, Dunhill, Pall Mall and Rothmans.

  Rome-based BAT Italia has been growing with the success of international brands including Pall Mall, Lucky Strike and Dunhill.

- Franco Bernabè is Chairman of consulting company FB Group. He is a former Chief Executive of Telecom Italia and oil and gas company ENI, and is currently a director of global logistics and mail company TNT.

- Confcommercio is Italy's largest enterprise representative body in Italy with 780,000 members in the trade, tourism, transportation, services and small to medium-sized enterprises sectors. It controls Axiter S.p.A., a business development company which provides strategic and marketing support and services to members.